DEREK OIL AND GAS CORPORATION

FORM 51-901F – FOR THE YEAR ENDED APRIL 30, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 DESCRIPTION OF BUSINESS

The Board of Directors of Derek Oil and Gas Corporation (the "Company", or "Derek") is
pleased to present to its shareholders a summary of the Company's activities for the year ended
April 30, 2005, and any other pertinent events subsequent to that date up to and including August
9, 2005.

The following information should be read in conjunction with the audited consolidated financial
statements and related notes, which are prepared in accordance with Canadian generally
accepted accounting principles. All amounts are expressed in Canadian dollars otherwise
indicated.

The Company is a "reporting" company in the provinces of British Columbia and Alberta. Its
common shares are listed on the TSX Venture Exchange under the trading symbol "DRK". The
Company is in the business of exploring for and developing oil and gas properties in North
America. Currently the Company is exploring and developing its Wyoming oil project-LAK
Ranch.

OVERALL PERFORMANCE

During the last fiscal year the Company and its joint venture partners, Ivanhoe Energy
("Ivanhoe" or "Operator") and SEC Oil and Gas Partnership ("SEC"), advanced the LAK Ranch
Project by conducting pilot operations including the completion of three cyclic steam cycles and
the shooting and interpreting of a 3D seismic survey over a portion of the property. The results
of the steam cycles and the 3D seismic survey provided encouragement and led to the decision to
commence continuous steaming operations as early in fiscal 2006 as possible.
Some prospective deeper horizon targets have also been identified and are being evaluated.
Ivanhoe, the operator, has sourced a drill to complete three vertical steam injection wells that
will allow the commencement of continuous steaming and thereby continuous production from
well LAK 1-P.

As of July 31, 2005, our Company has a working capital surplus in excess of $850,000. With
LAK Ranch production forecast in 2005/2006, management anticipates achieving positive cash
flow from LAK operations by the end of this fiscal year. However, this positive cash flow will
not be sufficient to offset administration costs this fiscal year, and as such, our ability to continue
as a going concern is dependent on continued financial support from its shareholders and the
ability of the Company to raise equity and/or debt financing as and if required.

Beyond the exploration and development success at LAK Ranch, there are several factors that could impact the Company going forward, either positively, or negatively. These include the state of the U.S. economy and the value of the US dollar, the value of the Canadian dollar, and the market price for oil. These factors are beyond the control of the Company.

SELECTED ANNUAL INFORMATION

	April 30, 2005	April 30, 2004	April 30, 2003
Total Income	$9,312	$36,722	$61,049
Net Loss	$1,375,553	$1,569,893	$522,877
Net Loss per share basic and diluted	$(0.04)	$(0.06)	$(0.04)
Total Assets	$15,285,700	$14,654,434	$14,324,428
Total Long-term Debt	$nil	$nil	$nil
Cash dividends per share	$nil	$nil	$nil

The accounts of the Company for all of the periods were prepared in accordance with Canadian Generally Accepted Accounting Principles. The increase in total assets reflects the continued investment by the Company in LAK Ranch. The decrease in the loss per share reflects the share issuances during the year as well as a modest decline in administrative expenses, mainly stock option expense. Legal, accounting, and filing fees also declined in the year as in 2004 the Company had major costs related to the agreements with Ivanhoe and SEC. The decrease in notes payable lead to a decrease in interest expense for the year. Office administration and other costs increased as additional staff was employed and some management personnel were returned to full wages after being reduced in 2003 and part of 2004.

RESULTS OF OPERATIONS

The current pilot phase is scheduled to continue until June 2006. During this phase, Ivanhoe will conduct continuous steam injection tests of the existing horizontal producing well (1-P).

During the last quarter the Company was successful in interpreting the 3-D seismic and deciding on the location of the three vertical steam injection wells to allow for the commencement of continuous steaming and production.

After this pilot phase, Ivanhoe may elect to continue by funding a Stage One development phase. This stage is now scheduled to last from July 1, 2006 to June 30, 2008. The delay encountered thus far related to timing our development work with the operation of a cattle ranch and farm. Future delays may be possible due to this working relationship and also the lack of oil field service equipment, such as drilling equipment.

The Stage One development phase will consist of the drilling of three new horizontal producing wells, about 15 vertical slim hole steam injection wells, six observation wells, and 12 delineation wells to test the 3-D seismic geologic model. The cost of this stage and the Pilot Stage is budgeted at US$5.8 million with Ivanhoe responsible for the first monies until their overall contribution to LAK reaches $5,000,000 and then all participating parties will be responsible for their working interest share of the development.

Should Ivanhoe elect not to proceed with the Stage One, their working interest dilutes to 15% and Derek would become operator.

In addition to the capital expenditures denoted above, each participant in the project is responsible for its share of the ongoing operating costs. Derek budgeted operating costs for the balance of the pilot phase are US$480,000 and are budgeted to be paid from project cash flow.

1.4 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	04/30/05	01/31/05	10/31/04	07/31/04	04/30/04	01/31/04	10/31/03	07/31/03
Total Income	$(10,943)	$14,432	$5,363	$460	$(244,387)	$100,937	$177,386	$2,786
Loss for the period	$(386,640)	$(400,810)	$(311,517)	$(276,586)	$(1,368,617)	$(90,824)	$(1,136)	$(109,316)
Basic and diluted Loss per share.	(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.04)	$(0.01)	$(0.00)	$(0.01)

Variances in total income from quarter to quarter is caused by:
- An error in accounting for amounts received from sales of oil from LAK Ranch in the July 31, 2004 through January 31, 2005 quarters resulted in an overstatement of income that was corrected in the quarter ended April 30, 2005. In accordance with the Company's accounting policy, these sales were offset against capitalized costs in the April 30, 2005 quarter.
- An error in the accounting for the repayment of debt instruments that had a convertibility feature. The differences between the carrying value of the debt and equity portion of the debt, and the amount paid to retire the debt, were accounted for as income in the quarters ending October 31, 2004 and January 31, 2004. These differences were reclassified to retained earnings in the quarter ended April 30, 2004. This results in the negative income reported for the quarter ended April 30, 2004.

Variances in Net Income (Loss) from quarter to quarter is caused by:

- the change in income from the error adjustments mentioned above,
- the change in accounting policy to expense stock option compensation added $631,956 of expenses to the quarter ended April 30, 2004, this change also resulted in an additional $35,225 of expense in July 31, 2004 versus the July 31, 2003 quarter; an additional charge of $182,815 for the January 31, 2005 quarter versus nil in the 2004 quarter; and a charge of $205,512 in the April 30, 2005 quarter versus $631,956 in the 2004 quarter.
- a decrease in the January 31, 2005 legal expense due to the prior years costs associated

3

with completing the Ivanhoe and SEC joint venture agreements.
- settlement of a law suit brought by Pacific Capital Markets resulted in an additional $50,540 of shareholder communications expense in the quarter ended April 30, 2004,
- the quarters ended July 31, 2004, April 30, 2004 and January 31, 2004 had increased shareholder communications expense as the Company increased its marketing efforts,
- the increased shareholder communications efforts also increased travel costs for the first three quarters of fiscal 2005,
- travel costs were reduced in the fourth quarter of 2005 as fewer public relations trips were undertaken versus the fourth quarter of 2004. This lead to an overall reduction in travel expense for the year.
- consulting and management fees were higher in the quarters ending July 31, 2004, January 31 and April 30, 2004 as the management contract was reinstated to its full $10,000 month versus the reduced $5,000 per month that was paid in the prior quarters due to the financial condition of the Company.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the oil exploration and development business and is exposed to a number of risks and uncertainties inherent to the oil industry. This activity is capital intensive at all stages and subject to the fluctuations in commodities prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Material increases or decreases in the Company liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital. The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future.

As of the date of this management discussion and analysis, the Company had working capital of approximately $850,000.

Our current working capital commitments include $4,500 per month for rent, $15,000 per month for management and consulting fees and $20,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for the year is budgeted to be about $900,000. The loss of $1,375,553 for the year less the non-cash expense of stock options of $423,552 would pro-rate to an annual cost of $952,001 or an increase of 5.6% from budget. This increase was due to higher administrative expenses that may be reduced at management's discretion in fiscal 2006.

The Company's current property payments and budgeted work commitments for the remainder of the current financial year ended April 30, 2006 are summarized as follows:

	LAK RANCH	DEREK $US
Revenue	35-55 %	$Nil to

projected	Derek, 10% SEC, and balance to Ivanhoe	$784,000
Property payment	None required	$Nil
Required development costs	100% Ivanhoe	$Nil
Required operating costs	35-55% Derek, 5% SEC and balance to Ivanhoe	$568,000
Total net budgeted cash flow	$nil	$216,000

The total of all budgeted amounts for property development and required operating cost commitments is $681,600 Cdn.($568,000US). When added to budgeted administrative costs for fiscal 2006 of $900,000 Cdn. this gives a total budgeted costs for the fiscal year of approximately $1,581,600 and budgeted revenue from LAK Ranch is approximately $940,800 ($784,000US), giving Derek a negative net budgeted cash flow of about $600,800 Cdn. to April 30, 2006. This shortfall remains less than the working capital on hand ($850,000), however management believes it may prove prudent to raise new capital in the next 12 months.

The budgeted revenues and costs are based on modeling and projections done by Ivanhoe, the project operator and assume that a daily production level from the existing horizontal well of 130 Bpd in 2005 and 290 Bpd in 2006. These levels are the same as previous forecast, moved out one year due to the delays encountered in executing the Pilot Phase. As LAK Ranch remains in a pilot phase of development no assurance can be given that these production levels will be achieved. All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease depending on the rate of success during the pilot phase.

The Company has no debt instruments at this time and all the Company's funds are unencumbered and available for use as working capital.

1.6 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $10,000 per month for management services.

The Company has an ongoing contract with an officer of the Company that he be paid $3,500 per month. He provides daily administrative services to the Company.

There are no other related party contracts.

FINANCIAL INSTRUMENTS

At this time all the Company's financial instruments have short (less than 3 months) periods to maturity. The Company does not at this time have a hedge or other commodity risk control strategies in place. Management will consider employing such strategies once LAK Ranch is advanced beyond the current pilot phase.

CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 4.25%, a dividend yield of 0%, an expected option life of 4-5 years with a stock price volatility of 101-110 %.

We have also estimated that the value of eventual Derek's 35% holding in LAK meets or exceeds its historical carrying value of $14,194,246. As this value is below the net present value ascribed the project by the Company's independent 51-101 report, discounted at 15%, management is confident in the valuation at this time. This report uses the following estimates: oil price range of US$32-44 over the economic life of the project; with capital cost of US$2-2.50 per barrel; and operating costs of US$10-14 per barrel. These pricing assumptions derived given by Gilbert, Lauston, Jung, an independent engineering firm specializing in oil price forecasting.

The Company annually reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics as described above, the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amount shown ($14,194,246) represents net costs to date, less amounts depleted or written off and amounts realized from pre-commercial production sales, and do not necessarily represent present or future values.

The budgeted revenues and costs referred to in this Management Discussion and Analysis include various estimates used by the project operator, Ivanhoe Energy. These include a realized price for oil of $43.00 US per barrel for 2005-06.

1.10 ACCOUNTING POLICIES

The Company follows the full cost method of accounting for oil and gas interests rather than the successful completion method. Under the full cost method all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon the estimated proven reserves, net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

The Company adopted Accounting Guideline 15 (ACG 15) (Consolidation of Variable Interest Entities) effective November 1, 2004. The adoption of ACG 15 has not had a material impact on the Company.

Additional information, including Derek's Alternative Annual Information Form, is available on SEDAR at www.sedar.com. And at the Company's web site at www.derekoilandgas/com

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE

LAK RANCH PROJECT	April 30, 2005	April 30, 2004
Acquisition costs	$	$
Opening balance	(94,047)	36,588
Royalty purchases (Sale of interests)	73,353	(130,635)
Closing balance	(20,694)	(94,047)
Exploration and development costs		
Opening balance	13,908,985	14,180,428
Surface preparation and construction	23,732	22,236
Field house, water and power	(16,811)	113,713
Professional engineering	32,710	58,430
General repairs and maintenance	43,876	10,035
Travel and vehicle	(6,043)	27,018
Field site insurance	-	(8,453)
Direct administration	-	5,939
Field operating costs	410,468	109,554
Direct wages	890	51,686
Less:		
Proceeds from sale of oil	(46,907)	-
SEC Limited Partnership Costs	(135,960)	(661,601)
Closing balance	14,214,940	13,908,985
Total	14,194,246	13,814,938

The negative cost reflected in site water and power reflects the sale of a reverse osmosis system that Ivanhoe determined to be redundant. The negative costs in travel and vehicle reflect the sale of a truck. SEC Oil and Gas contributions paid for the deferred costs invoiced by Ivanhoe for the period. In accordance with generally accepted accounting principles, Derek shows revenue at a pre-commercial stage as an offset to project costs, as opposed to an income item. Derek paid some engineering and staffing bills for its own account during the year. Field operating costs in 2005 consist of the Company's share of the operating expenses of LAK Ranch charges by the Operator. These costs comprise principally lease operating expenses, steam operations and workovers. The average percentage of operating expenses borne by the Company in the year was 64%.

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE (con't)

Schedule of General and Administrative Expenses	April 30,2005 $	April 30, 2004 $
EXPENSES		
Accounting, legal and audit	85,448	160,739
Accretion on notes payable	-	6,522
Consulting and management fees	184,714	170,979
Foreign exchange loss (gain)	25,634	(17,863)
Insurance	53,125	10,988
Interest	5,801	51,688
Office administration and other	79,580	101,061
Office rent	58,203	21,405
Salaries and wages	210,185	114,472
Shareholders information and travel	213,536	289,584
Stock exchange and filing fees	13,844	29,153
Stock option expense	423,552	631,956
Telephone	20,896	26,533
Transfer fees	10,347	9,398
	1,384,865	1,606,615
Gain on settlement of liabilities	-	25,398
Interest and other income	9,312	11,324
Loss for the period	(1,375,553)	(1,569,893)

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	35,261,630
Options outstanding	3,110,000
Warrants outstanding	1,099,500
Fully diluted share capital	39,471,130